FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF MARCH 31, 2019

▪    Revenues registered a 31.2 % increase as compared to the period before, reaching US$ 3,587 million explained mainly by a higher income in Brazil. And to a lesser extent in Peru.

▪    EBITDA increased by 10.9% reaching US$ 909 million, explained mainly by improved results in Brazil as a result of the incorporation of Enel Distribución Sao Paulo, better results in Enel Distribución Goiás and in our new generating subsidiary, Fortaleza. The above was offset mainly by a reduction in Argentina due to the devaluation of local currency and the effect of the local hyperinflation.

	EBITDA
Country	March 31
	2019	2018	Variation
	million US$		%
Argentina	71	145	(51.4)
Brazil	400	255	56.7
Colombia	301	293	2,9
Peru	143	133	8.1
Enel Américas (*)	909	820	10.9

(*) Includes holding and eliminations

▪    Operating Income (EBIT) decreased by 1.2% reaching US$ 622 million explained by a 42.9% increase in depreciation and amortization due to the incorporation of Enel Sao Paulo into the consolidation perimeter.

▪    Net Income attributable to the controlling company reached US$ 204 million, 7.7% lower than in the first quarter of the previous year, explained by higher financial expenses in Enel Brasil as a result of the acquisition of Enel Sao Paulo.

▪    Net financial debt reached US$ 7,058 million, 6.1% higher than at the close of 2018, explained mainly by the acquisition of Enel Distribución Sao Paulo in 2018.

▪    CAPEX for the period was US$ 319 million, 27.1% higher than in the same period of the previous year, mostly due to higher investment in local currencies in the 4 countries, especially Argentina and Brazil, which was partially offset by the negative effect of the exchange rate in Argentina and Brazil.

• 1 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

SUMMARY BY BUSINESS SEGMENT

 Generation

▪    EBITDA in the generation segment increased by 5.3%, reaching US$ 435 million. The foregoing is explained by an improved income in Argentina and Brazil offset by a decrease in Peru, mainly due to Enel Generacion Peru.

Physical Data

	2018	2019	Var %
Total Sales (GWh)	16,069	18,210	13.3%
Total Generation (GWh)	10,244	10,384	1.4%

Distribution

EBITDA in the distribution segment was 16.3 % higher than the previous year, reaching US$ 499 million, explained mainly by Brazil, due to the consolidation of Enel Distribución Sao Paulo and an improved performance of Enel Distribución Goiás and Enel Distribución Río. The number of clients increased by 7,273,101 explained mainly by the acquisition of Enel Distribución Sao Paulo.

Physical data

	2018	2019	Var %
Total Sales (GWh)	19,185	30,488	58.9%
Number of Clients	17.231,194	24.504,296	42.2%

• 2 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as can be seen below:

• Cash and cash equivalents                                                  US$ 1,926 million

• Cash and cash equiv. + cash investments over 90 days     US$ 2,108 million

• Available committed lines of credit                                       US$ 1,105 million

➢  The average nominal interest rate in March 2019 increased to 7.6% from 7.1% during the same period of the previous year, primarily influenced by better interest conditions linked to the debt related to the acquisition of the Brazilian distribution company Enel Distribución Sao Paulo and a higher inflation in Brazil. The above was partially offset by improved rates in Colombia’s debt refinancing.

Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

➢  Enel Américas S.A. (consolidated) foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, Enel Américas S.A., has entered into cross currency swaps for US$ 799 million and forwards for US$ 902 million.

➢  In order to reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas S.A. (consolidated) keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps that total US$ 133 million.

• 3 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

RELEVANT INFORMATION FOR THE ANALYSIS OF THESE FINANCIAL STATEMENTS

I.             Change of Perimeter:

In April 2018 our subsidiary Enel Brasil S.A., through its vehicle Enel Sudeste S.A. launched the acquisition, via a voluntary Public Tender Offer, of a Brazilian power distributor, Eletropaulo Metropolitana de Eletricidade de Sao Paulo (“Eletropaulo”). The process concluded successfully on July 4, 2018, with the final acquisition of 95.05% of shareholding equity which corresponds to 156,158,581 shares for the amount of US$ 1,840 million.

On September 19, 2018 the Board of Directors of Eletropaulo approved a share capital increase for the value of worth MR$1,500,000, through the issuance of 33,171,164 new shares. Enel Sudeste attended this capital increase, acquiring 33,164,964 new shares (for approximately US$395 million) with which the company increased its participation in Eletropaulo to 95.88%.

On December 3, 2018, Eletropaulo was renamed as Enel Distribución Sao Paulo.

The impact of this operation, plus other information related to this acquisition, are detailed in note 6.1. of Enel Américas’ Consolidated Financial Statements as of March 31, 2019.

• 4 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

II.            HIPERINFLATION IN ARGENTINA

As of July 2018, the Argentinean economy has been considered a hyperinflationary economy, according to the criteria set out in the international accounting standard no. 29 "Financial Information on Hyperinflationary Economies" (IAS 29). This assessment was carried out on the basis of a series of qualitative and quantitative criteria which include the presence of an accumulated inflation rate of over 100% in three years.

Pursuant to IAS 29, the financial statements of the companies in which Enel Américas participates in Argentina were restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine Peso, on the closing date of these financial statements. Non-monetary assets and liabilities were restated as of February 2003, the last date on which an inflation adjustment was applied for accounting purposes in Argentina.

For the consolidation purposes in Enel Américas and as a result of the application of IAS 29, the results of our Argentine subsidiaries, were converted to the closing exchange rate ($Arg/USD) as of March 31, 2019 pursuant to IAS 21 “Effects of variations in foreign currency exchange rates” when it comes to a hyperinflationary economy.

Previously, the results of the Argentine subsidiaries were converted at an average exchange rate for the period, as is the case for the conversion of the results for the rest of the Group's subsidiaries in other countries whose economies are not considered hyperinflationary.

Considering that Enel Américas’ presentation and functional currency does not correspond to a hyperinflationary economy according to the IAS 29 guidelines, the restatement of the results as of March 2018 is not required in the Group’s Consolidated Financial Statements.

For more information please consult Note 7 of Enel Américas’ Consolidated Financial Statements.

• 5 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia and Peru. Virtually all our revenues, income and cash flows come from the operations of our subsidiaries; jointly controlled entities and associates in these four countries.

The following tables show some key indicators, as of March 31, 2019 and 2018 of the entities operating in Argentina, Brazil, Colombia and Peru.

Generation and transmission business segment

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	2019	2018	2018	2017
Enel Generación Costanera S.A.	SIN Argentina	2,005	1,692	6.1%	4.7%
Enel Generación El Chocón S.A.	SIN Argentina	619	607	1.9%	1.7%
Central Dock Sud	SIN Argentina	1,066	1,461	3.3%	4.0%
Enel Generación Perú S.A. (Edegel)	SICN Peru	2,737	2,632	20.7%	21.1%
Enel Generación Piura S.A. (Piura)	SICN Peru	153	154	1.2%	1.2%
Emgesa S.A.	SIN Colombia	4,116	4,336	23.7%	26.0%
EGP Cachoeira Dourada S.A.	SICN Brazil	5,640	4,088	4.6%	3.5%
Enel Generación Fortaleza S.A.	SICN Brazil	1,313	691	1.1%	0.6%
EGP Volta Grande S.A.	SICN Brazil	561	407	0.5%	0.3%
Total		18,210	16,069

Distribution Business Segment

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	2019	2018	2019	2018	2019	2018	2019	2018
Empresa Distribuidora Sur S.A. (Edesur)	4,214	4,626	15.4%	12.0%	2,474	2,535	664	606
Enel Distribución Perú S.A. (Edelnor)	2,151	2,021	8.0%	8.2%	1,429	1,403	2,431	2,375
Enel Distribución Río S.A.	3,060	3,008	21.5%	20.5%	2,953	2,992	3,013	3,085
Enel Distribución Ceará S.A.	2,932	2,867	13.9%	13.8%	3,912	3,991	3,515	3,535
Enel Distribución Goiás S.A.	3,484	3,253	11.1%	11.9%	3,045	2,945	2,900	2,661
Eletropaulo Metropolitana de Electricidade de Sao Paulo	11,142	-	9.5%	-	7,233	-	1,059	-
Codensa S.A.	3,505	3,409	7.8%	7.9%	3,459	3,364	2,241	2,356
Total	30,488	19,185	12.5%	12.4%	24,504	17,231	1,548	1,831

• 6 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

The following table shows a breakdown of energy sale revenues of continued operations by business segment, by client category and by country as of March 31, 2019 and 2019.

Energy Sale Revenues
Generation and Distribution
(Figures in million US$)

Country	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	Mar-19	Mar-18	Mar-19	Mar-18	Mar-19	Mar-18	Mar-19	Mar-18	Mar-19	Mar-18	Mar-19	Mar-18	Mar-19	Mar-18

Generation	128	82	185	209	299	293	148	133	760	717	(199)	(173)	561	544
Regulated customers	-	-	83	92	150	154	84	73	317	319	(198)	(173)	119	146
Non regulated customers	-	-	85	90	108	112	56	52	249	254	(1)	-	248	254
Spot Market	128	82	14	23	41	27	4	3	187	135	-	-	187	135
Other Clients	-	-	3	4	-	-	4	5	7	9	-	-	7	9

Distribution	266	421	1,673	829	348	337	237	226	2,524	1,813	(5)	-	2,519	1,813
Residential	107	150	865	336	145	141	135	117	1,252	744	(5)	-	1,247	744
Commercial	89	144	358	155	69	67	30	30	546	396	-	-	546	396
Industrial	31	45	115	51	26	26	31	44	203	166	-	-	203	166
Other	39	82	335	287	108	103	41	35	523	507	-	-	523	507
Less: Consolidation adjustments	-	-	(77)	(78)	(75)	(57)	(52)	(38)	(204)	(173)	204	173	-	-

Energy Sales Revenues	394	503	1,781	960	572	573	333	321	3,080	2,357	-	-	3,080	2,357

Variation in million US$ and %.	(109)	21.7%	821	85.5%	(1)	(0.2%)	12	3.7%	723	30.7%	-	-	723	30.7%

• 7 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

The income attributable to the controlling shareholders of Enel Américas for the period which ended on March 31, 2019 reached US$ 204 million; which represents a 7.7 % decrease in relation to the US$ 221 million income registered in the same period of the previous year.

Below, we present an item-by-item comparison of the income statement for the periods ended on March 31, 2019 and 2018:

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (million US$)	March 2019	March 2018	Change	% Change

Revenues	3,587	2,734	853	31.2%
Sales	3,369	2,547	822	32.3%
Other operating income	218	187	31	16.3%
Procurements and Services	(2,208)	(1,504)	(704)	(46.8%)
Energy purchases	(1,586)	(1,037)	(549)	(53.0%)
Fuel consumption	(90)	(63)	(27)	(44.2%)
Transportation expenses	(291)	(197)	(94)	(47.6%)
Other variable costs	(241)	(207)	(34)	(16.4%)
Contribution Margin	1,379	1,230	149	12.1%
Personnel costs	(169)	(161)	(8)	(5.0%)
Other fixed operating expenses	(301)	(249)	(52)	(21.3%)
Gross Operating Income (EBITDA)	909	820	89	10.9%
Depreciation and amortization	(238)	(167)	(71)	(42.9%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(49)	(23)	(26)	(113.1%)
Operating Income	622	630	(8)	(1.2%)
Net Financial Income	(150)	(127)	(23)	(17.7%)
Financial income	119	73	46	63.0%
Financial costs	(342)	(203)	(139)	(68.4%)
Gain (Loss) for indexed assets and liabilities	25	-	25	100.0%
Foreign currency exchange differences, net	48	3	45	n/a
Other Non Operating Income	-	1	(1)	(100.0%)
Others profit (loss)	-	1	(1)	(100.0%)
Net Income Before Taxes	472	504	(32)	(6.3%)
Income Tax	(156)	(171)	15	9.0%
Net Income from Continuing Operations	316	333	(17)	(5.0%)

NET INCOME	316	333	(17)	(5.0%)
Net Income attributable to owners of parent	204	221	(17)	(7.7%)
Net income attributable to non-controlling interest	112	112	-	0.0%

Earning per share (US$ /share)	0.00356	0.00385	(0.00029)	(7.7%)

(*) As of March 31, 2019 and 2018 the average number of paid and subscribed shares were 57,452,641,516.

• 8 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

For a better understanding of the effects of the application of IAS 29 in Argentina to the Enel Américas Group, the following is a summary of the results table:

CONSOLIDATED INCOME STATEMENT	03-31-2019 Enel Américas proforma without hyperinflation (in million of US$)	Aplication effect by IAS 29 (in million of US$)	Aplication effect by IAS 21 (in million of US$)	Adjustments	03-31-2019 Enel Américas reported (in million of US$)

	(i)	(ii)	(iii)	(iv)	(v)
Revenues	3,401	14	(47)	(33)	3,369
Other Operating Income	218	0	(1)	(1)	218
Revenues and Other Operating Income	3,620	14	(47)	(33)	3,587

Raw materials and consumables used	(2,229)	(9)	30	21	(2,208)
Contribution Margin	1,391	5	(17)	(12)	1,379

Other work perfomed by the entity and capitalized	45	0	(1)	(1)	44
Employee benefits expenses	(217)	(1)	5	4	(213)
Depreciation and amortization expense	(223)	(16)	1	(15)	(238)
Impairment loss recognized in the period's profit or loss	(50)	(1)	1	1	(49)
Other expenses	(304)	(1)	5	4	(300)
Operating Income	641	-13	(5)	(19)	622

EBITDA	914	3	(8)	(5)	909
					0
Othe gains (losses)	-	0	-	-	-
Financial Income	121	1	(3)	(2)	119
financial Costs	(348)	(2)	8	6	(342)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	-	-	-0.481
Foreign currency exchange differences	52	0	(4)	(4)	48
Income (Loss) for indexed assets and liabilities	-	25	-	25	25

Income (loss) before taxes	465	11	(4)	7	472
Income tax expenses, continuing operations	(147)	(7)	-1	(9)	(156)
Income from continuing operations	318	4	(5)	(2)	316
Income (loss) from discontinued operations	-	-	-	-	-
NET INCOME	318	4	(5)	(2)	316

Net Income attributable to:
Net Income attributable to Shareholders of Enel Américas	197	9	(2)	7	204
Net income attributable to non-controlling interests	121	-5	(4)	(9)	112
NET INCOME	318	4	(5)	(2)	316

i.              It reflects what would have been the consolidated profit of Enel Américas as of March 31, 2019, in the event if the Argentine economy had not been considered hyperinflationary as defined by IAS 29.

ii.             It corresponds to the IAS 29 adjustments, i.e. those arising from the restatement of non-monetary liabilities and assets as well as those accounts of results that do not specify a base already updated by inflation.

iii.            It corresponds to the difference between converting the results of the Argentine subsidiaries at a closing exchange rate, as defined by IAS 21 when it comes to hyperinflationary economies, versus average exchange rates, which is the methodology previously applied to the Argentine subsidiaries and which is the current methodology for the rest of the subsidiaries of Enel Américas operating in other countries in the region (non-hyperinflationary economies).

iv.            Sum of (ii) + (iii).

v.             Enel Américas’ results as of March 31, 2019.

• 9 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

EBITDA:

EBITDA during the period which ended on March 31, 2019 reached US$ 909 million, which represents a US$ 89 million increase, equivalent to a 10.9 % increase in comparison to the US$ 820 million EBDITA for the period which ended on March 31, 2018.

Operating income, operating costs, staff expenses and other costs by nature for the operations that determine our EBITDA, broken down for each business segment for periods that ended on March 31, 2019 and 2018, are presented below:

EBITDA FROM CONTINUING OPERATIONS
BY BUSINESS SEGMENT

	As of March 31
	2019	2018	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	131	84	47	56.0
Brazil	205	241	(36)	(14.9)
Colombia	305	307	(2)	(0.7)
Peru	158	150	8	5.3
Revenues Generation and Transmission businesses	799	782	17	2.2
Distribution business
Argentina	278	441	(163)	(37.0)
Brazil	2,060	1,066	994	93.2
Colombia	418	407	11	2.7
Peru	247	237	10	4.2
Revenues Distribution business	3,003	2,151	852	39.6
Less: consolidation adjustments and other activities	(215)	(199)	(16)	8.0
Total consolidated Revenues Enel Américas	3,587	2,734	853	31.2

Generation and Transmission businesses
Argentina	(54)	(7)	(47)	(671.4)
Brazil	(73)	(126)	53	42.1
Colombia	(114)	(113)	(1)	(0.9)
Peru	(67)	(56)	(11)	(19.6)
Procurement and Services Generation and Transmission businesses	(308)	(302)	(6)	(2.0)
Distribution business
Argentina	(205)	(251)	46	18.3
Brazil	(1,503)	(741)	(762)	(102.8)
Colombia	(252)	(247)	(5)	(2.0)
Peru	(156)	(161)	5	3.1
Procurement and Services Distribution business	(2,116)	(1,400)	(716)	(51.1)
Less: consolidation adjustments and other activities	216	198	18	(9.2)
Total consolidated Procurement and Services Enel Américas	(2,208)	(1,504)	(704)	(46.8)

Generation and Transmission businesses
Argentina	(9)	(15)	6	40.0
Brazil	(4)	(4)	-	-
Colombia	(7)	(8)	1	12.5
Peru	(7)	(8)	1	12.5
Personnel Exepenses Generation and Transmission businesses	(27)	(35)	8	22.9
Distribution business
Argentina	(26)	(59)	33	55.9
Brazil	(90)	(40)	(50)	(125.0)
Colombia	(13)	(14)	1	7.1
Peru	(7)	(7)	-	-
Personnel Exepenses Distribution business	(136)	(120)	(16)	(13.3)
Less: consolidation adjustments and other activities	(6)	(6)	-	-
Total consolidated Personnel Expenses Enel Américas	(169)	(161)	(8)	(5.9)

• 10 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

Continued:

	As of March 31
	2019	2018	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	(6)	(7)	1	14.3
Brazil	(5)	(5)	-	-
Colombia	(8)	(10)	2	20.0
Peru	(10)	(10)	-	-
Other Expenses Generation and Transmission businesses	(29)	(32)	3	9.4
Distribution business
Argentina	(38)	(40)	2	5.0
Brazil	(171)	(119)	(52)	(43.7)
Colombia	(29)	(30)	1	3.3
Peru	(14)	(13)	(1)	(7.7)
Other Expenses Distribution business	(252)	(202)	(50)	(24.8)
Less: consolidation adjustments and other activities	(20)	(15)	(5)	(33.3)
Total consolidated Other Expenses Enel Américas	(301)	(249)	(52)	(20.9)

EBITDA
Generation and Transmission businesses
Argentina	62	55	7	12.7
Brazil	123	106	17	16.0
Colombia	176	176	-	-
Peru	74	76	(2)	(2.6)
EBITDA Generation and Transmission businesses	435	413	22	5.3
Distribution business
Argentina	9	91	(82)	(90.1)
Brazil	296	166	130	78.3
Colombia	124	116	8	6.9
Peru	70	56	14	25.0
EBITDA Distribution business	499	429	70	16.3
Less: consolidation adjustments and other activities	(25)	(22)	(3)	(12.3)
Total consolidated EBITDA Enel Américas	909	820	89	10.9

• 11 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina

EBITDA of our generation subsidiaries in Argentina reached US$ 62 million in March 2019 representing a US$ 7 million increase as compared to the same period of 2018. The main variables, by subsidiary, which explain this increase in the results of the 2019 period are described below:

Enel Generación Costanera S.A.: (Higher EBITDA of US$ 14 million, mostly attributable to higher revenues from high indexation of sales to the US dollar and increased physical sales).

Enel Generación Costanera’s operating revenues increased by US$ 42 million, or 124.6 % as of March 2019 in relation to the year before. This increase is principally explained by US$ 58 million due to the high indexation of sales to the US dollar and higher physical sales (313 GWh). Furthermore, US$ 3 million from higher revenues from the CPI update of the same as of the date of their accrual, as a result of the application of IAS 29 in Argentina.

The above was partially offset by US$ 19 million lower revenues as a result of the devaluation of the Argentine Peso in relation to the US Dollar and due to the change in the conversion methodology due to the application of IAS 29 in Argentina moving from average exchange rate to closing exchange rate, as indicated by IAS 21 when it comes to hyperinflationary economies.

Enel Generación Costanera’s Operating costs increased by US$ 32 million and are explained mainly by a US$ 31 million increase due mainly to higher gas consumption as a result of Resolution No. 70/2018 which established that commercial management of fuels is no longer of exclusive competence of the entity charged with dispatch (CAMMESA) and since December 2018 is carried out by the generation companies.

Enel Generación Costanera’s staff expenses decreased by US$ 4 million which is mainly explained by US$ 6 million in lower costs due to the devaluation of the argentine peso and to the change in the conversion methodology of results for a company that operates in a hyperinflationary economy. The above was partially offset by the US$ 2 million salary cost increase related mainly to the recognition of the country’s inflation.

At EBITDA level in Enel Generación Costanera, due to the application of IAS 21 in hyperinflationary economies, there was a US$ 4 million negative impact and due to the application of IAS 29, in other words adjusting the results by inflation, a US$ 1 million positive effect.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

Enel Generación El Chocón: (lower EBITDA of US$ 1 million, mainly due to the effects of devaluation of the Argentine peso).

Operating revenues of Enel Generación El Chocón decreased by US$ 2 million in relation to the same period of 2018, mostly because of US$ 10 million revenues decrease stemming from the devaluation of the Argentine peso and to the change in the conversion methodology of results for a company that operates in an hyperinflationary economy.

The above was partially offset by (i) a US$ 7 million increase due to the high indexation of sales in dollar development and higher physical sales (+12 GWh) due to a higher level of the reservoir and (ii) US$ 1 million from higher revenues due to the update of the CPI as of the date of its accrual, origination in the application of IAS 29 in Argentina.

Operating costs in Enel Generación El Chocón were in line with the same period of the year before.

Staff expenses in Enel Generación El Chocón decreased by US$ 1 million which was explained mainly by conversion stemming from the devaluation of the Argentine peso.

Other expenses by nature in Enel Generación El Chocón were in line with the same period of the year before.

At EBITDA level in Enel Generación El Chocon, due to the application of IAS 21 in hyperinflationary economies, there was a US$ 1 million negative impact.

Central DockSud: (Lower EBITDA of US$ 7 million, mainly due to the effects of devaluation of the Argentine peso).

Dock Sud’s operating revenues increased by US$ 4 million, or 13.3%, in March 2019 in relation to the same period of the year before, which is explained by a US$ 19 million of higher revenues explained by the high indexation of sales to the evolution of the dollar, despite lower physical sales during the period (- 395 GWh), mainly due to maintenance done to the TG-10 gas turbine, and US$ 2 million of increased revenue from the CPI update thereto as of the date of its accrual, stemming from the application of IAS 29 in Argentina.

This was partially offset by US$ 17 million lower revenues as a result of the devaluation of the Argentine peso and the change in the methodology of the conversion of results for a company that operates in a hyperinflationary economy.

Dock Sud’s operating costs increased by US$ 13 million as compared to the same period of the previous year mainly due to higher gas consumption costs of US$ 13 million, as a result of Resolution No. 70/2018 which established that commercial management of fuels is no longer of exclusive competence of the entity charged with dispatch (CAMMESA) and as of December 2018 is carried out by the generation companies.

• 13 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

Dock Sud’s Staff expenses decreased by US$ 1 explained mainly by the application of IAS 21 in hyperinflationary economies as a result of the devaluation of the Argentine peso in relation to the US dollar.

Dock Sud’s other expenses by nature decreased by US$ 1 million explained mainly by the conversion effect of the devaluation of the Argentine peso.

At EBITDA level in Central DockSud due to the application of IAS 21 in hyperinflationary economies, there was a US$ 2 million negative impact and due to the application of IAS 29, in other words adjusting the results by inflation, a US$ 1 million positive effect.

Enel Trading Argentina: (higher EBITDA of US$ 1 million mainly due to the effects of the devaluation of the Argentine peso)

• 14 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

Brazil

EBITDA of our generation and transmission subsidiaries in Brazil totaled US$ 123 million in March 2019 representing a US$ 17 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain this decrease of results in March 2019 are described below:

EGP Cachoeira Dourada S.A.: (lower EBITDA of US$ 5 million, mainly because of the devaluation of the Brazilian real).

EGP Cachoeira Dourada’s operating revenues decreased by US$ 2 million, or 1.5%, in March 2019. This decrease is mostly explained by a US$ 19 million in lower revenues as a result of the 16.1 % devaluation of the Brazilian Real in relation to the US Dollar. The above was offset by a US$ 17 million increase due to higher physical sales of energy (+ 1,552 GWh) as a result of increased level of trading with free clients.

EGP Cachoeira Dourada’s operating costs increased by US$ 4 million, or 4.1 % in March 2019, mostly composed by a US$ 17 million increase due to higher energy purchases (+ 1,272 GWh) offset by US$ 13 million lower from the conversion effects of the devaluation of the Brazilian Real.

EGP Cachoeira Dourada’s staff expenses decreased by US$ 1 million mainly due to the effects of the conversion due to the devaluation of the Brazilian Real.

EGP Cachoeira Dourada’s other expenses by nature were in line with the same period of the year before.

Enel Generación Fortaleza: (Higher EBITDA of US$ 32 million, mainly due to higher energy sales)

Enel Generación Fortaleza’s operating revenues increased by US$ 19 million mostly due to US$ 36 million increased energy sales (+622 GWh) aimed mainly at covering the demand for the period. The above was partially offset by (i) lower conversion effects of US$ 9 million, due to the devaluation of the Brazilian Real in relation to the US Dollar, (ii) lower compensation from insurance claims from the generating plant accident of US$ 5 million and (iii) US$ 3 million lower revenues as a result of the recognition of the PROVIN tax incentive (Industry Incentive And Development Program).

Enel Generación Fortaleza’s operating costs decreased by US$ 13 million, or 37.5%, in March 2019, because of a lower PIS/Cofins effects tax of US$ 26 million, lower fuel consumption of US$ 4 million, due to lower gas consumption, and US$ 5 million due to the conversion effects of the devaluation of the Brazilian Real.

The above was partially offset by increased mainly attributable to US$ 22 million increase in energy purchases totaling + 859 GWh to cover the demand and because of lower energy generation in relation to the prior period of – 238 GWh due to the power plant maintenance.

• 15 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

Enel Generación Fortaleza’s staff expenses were in line with the same period of the previous year.

 Enel Generación Fortaleza’s other expenses by nature were in line with the same period of the previous year.

Enel Cien S.A.: (US$ 3 million lower EBITDA due mainly to lower income as a result of the 16.1 % devaluation of the Brazilian Real in relation to the US Dollar).

Enel Green Power Volta Grande.: (Lower EBITDA of US$ 7 million as a result mainly of higher energy purchase)

Enel Green Power Volta Grande EBITDA reached US$ 16 million as of March 2019, which represents a US$ 7 million decrease in relation to the same period of the previous year. The main variables that explain this decline in results 2019, are described below:

Enel Green Power Volta Grande’s operating revenues decreased by US$ 1 million which is explained primarily by lower conversion effects of US$ 4 million, due to the devaluation of the Brazilian Real. This was partially offset by higher energy sales of US$ 3 million, corresponding to 153 GWh.

Enel Green Power Volta Grande’s operating costs increased by US$ 6 million which corresponds to higher energy purchases of +134 GWh.

• 16 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

Colombia

EBITDA of our generation subsidiary in Colombia reached US$ 176 million in March 2019 which is in line with the same period of 2018. The main variables that explain this situation are described below:

Emgesa SA: (EBITDA in line with the same period of last year)

Emgesa’s operating revenues decreased by US$ 2 million, or 0.6% in March 2019. This decrease is mostly explained by (i) US$ 8 million lower revenues due to lower physical sales of +220 GWh, (ii) US$ 8 million decrease as the compensation and loss of profit recognized in 2018 for the Chivor tunnel that affected the Guavio plant, (iii) a US$ 27 million decrease due to the conversion effects stemming from the 9.6% devaluation of the Colombian peso in relation to the US dollar. This was partially offset by a US$ 39 million increase in revenues due to the increase in the tariff and US$ 2 million from higher sales of gas.

Emgesa’s operating costs were in line in relation to the same period of last year composed mainly by (i) US$ 3 million in increased energy purchases explained by: US$ 16 million due to higher costs related to higher purchase price offset by US$ 13 million due to lower physical purchases (-338 GWh) in the spot market and (ii) a US$ 6 million increase in fuel consumption corresponding to increased thermos generation, (iii) a US$ 1 million higher transportation costs. The above was offset by a decreased conversion effect totalling US$ 10 million due to the devaluation of the Colombian peso.

Emgesa’s staff expenses decreased by US$ 1 million mostly due to a decreased conversion effect due to the devaluation of the Colombian peso.

Emgesa’s other expenses by nature decreased by US$ 1 million mostly due to a decreased conversion effect due to the devaluation of the Colombian peso.

• 17 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

Peru

EBITDA of our generation subsidiaries in Peru reached US$ 74 million in March 2019, which represents a US$ 2 million decrease in relation to the same period of the previous year. The main variables, by subsidiary, that explain such a decrease in 2019 results are described below:

Enel Generación Perú S.A.: (US$ 2 million lower EBITDA mostly because of lower revenue due to the Ventanilla Plant accident)

Enel Generación Perú’s operating revenues increased by US$ 5 million, or 4.5 % in March 2019. This increase is mostly explained by (i) US$ 16 million increase of which US$ 10 million correspond to higher energy sales (+ 105 GWh) and US$ 6 million in improved average sale prices. The above offset by (i) a US$ 2 million decrease in revenues from tolls from free clients capture (ii) US$ 5 million lower from provisions recognized in 2018 related to the incident in the Ventanilla Plant and (iii) US$ 4 million lower conversion effects due to the 2.6% devaluation of the Peruvian sol in relation to the US Dollar.

Enel Generación Perú’s operating costs increased by US$ 7 million, or 15.1 % in March 2019 mostly composed by (i) a US$ 25 from tolls mainly related to energy transport costs, (ii) US$ 18 million in lower fuel costs due to lower gas consumption related to higher hydro generation.

Enel Generación Perú‘s staff expenses were in line with the same period of the previous year.

Enel Generación Perú‘s other expenses by nature were in line with the same period of the previous year.

Enel Generación Piura S.A.: (US$ 1 million higher EBITDA due to higher revenue from energy and gas sales)

Piura S.A. operating revenues increased by US$ 3 million mainly from higher energy and gas sales.

Piura S.A. operating costs increased by US $ 2 million mainly from greater consumption of fuel and tolls.

Chinango S.A.: (US$ 1 million lower EBITDA due mainly to lower energy sales)

• 18 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

DISTRIBUTION SEGMENT EBITDA:

Argentina

Empresa Distribuidora Sur S.A. (Edesur): (Lower EBITDA of US$ 82 million mainly due to the devaluation of the Argentine peso)

EBITDA of our Argentinean subsidiary Edesur reached US$ 9 million in March 2019, which represents a US$ 82 million decrease in relation to the same period of the previous year. The main variables that explain this increase in the 2019 income are described below:

Edesur’s operating revenue decreased by US$ 163 million, or 37 % at the end of the first quarter of 2019, of which US$ 246 million is from the conversion effect as a result of the devaluation of the Argentine Peso in relation to the US Dollar and due to the change in the conversion methodology due to the application of IAS 29 in Argentina moving from average exchange rate to closing exchange rate, as indicated by IAS 21 when it comes to hyperinflationary economies.

The above was partially offset by the recognition of (i) US$ 74 million of greater revenue from energy sales, of which US$ 99 million correspond to tariff increases offset by lower physical sales (+412GWh) of US$ 25 million and (ii) a US$ 9 million increase from the update of the Consumer Price Index as of the date of accrual also stemming from the application of IAS 29.

Edesur’s operating costs decreased by US$ 46 million, or 18.2 % explained mainly by lower conversion effects totaling US$ 135 million as a result of the devaluation of the Argentine peso and the application of IAS 21 in a hyperinflationary economy.

The above was partially offset by (i) a US$ 86 million increase in energy purchases of which US$ 95 are related to the price increase and US$ 5 million to higher costs from the update of the Consumer Price Index as of the date of accrual also stemming from the application of IAS 29, offset by a US$ 14 million in lower physical sales and (ii) a US$ 3 million from generator rentals and other expenses.

Edesur’s staff expenses decreased by US$ 33 million of which US$ 33 correspond to lower conversion effects stemming from the devaluation of the Argentine peso and the application of IAS 21 in a hyperinflationary economy and US$ 5 million from the increase in labor costs. The above was partially offset by (i) a US$ 4 million in staff salary increases mainly due to inflation, (ii) a US$ 1 million increase of staff costs from the update of the Consumer Price Index as of the date of accrual also stemming from the application of IAS 29.

Edesur’s other expenses by nature decreased by US$ 2 million mainly due to US$ 21 million by lower conversion effects as a result of the devaluation of the Argentine Peso in relation to the US Dollar and the applications of IAS 21 in a hyperinflationary economy offset by US$ 19 million by higher costs of maintenance services and networks renovation and others.

• 19 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

At EBITDA level in Edesur, due to the application of IAS 21 in hyperinflationary economies, there was a US$ 1 million negative impact and from the application of IAS 29, this is adjusting the results by inflation, and a US$ 1 million positive effect.

Energy losses increased by 3.4 p.p. reaching 15.4 % as of March 2019. The number of Edesur’s clients as of March 2019 reached 2.47 million which corresponds to a decrease of 61,600 clients in relation to the same period of the year before.

Brazil

EBITDA of our distribution subsidiaries in Brazil reached US$ 296 million in March 2019, which represents a US$ 130 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain such an increase in the 2019 income are described below:

Enel Distribución Río S.A. (ex Ampla): (Higher EBITDA of US$ 9 million, mostly attributable to higher revenues stemming from tariff recovery).

Enel Distribución Rio’s operating revenue increased by US$ 46 million or 12.3 % in March 2019 explained mostly by:

US$ 53 million in higher energy sales attributable mainly to the following effects: (i) increase of US$ 144 million due to higher revenues from tariff recovery and (ii) a US$ 12 million increase from un-invoiced energy sales. This was offset by (i) US$ 47 million lower income from tax received from research and developments and energy efficiency, (ii) US$ 40 million from the conversion effects due to the 16.1% devaluation of the Brazilian Real in relation with the US Dollar, and (iii) US$ 16 million lower revenues from the PIS/COFINS tax.

On the other hand, other supply of services decreased by US$ 7 million, mainly explained by US$ 13 million lower conversion effects due to the devaluation of the Brazilian Real. This was partially offset by US$ 2 million higher revenue from mutual support and US$ 4 million of higher construction revenues from the by application of IFRIC 12.

Enel Distribución Rio’s operating costs increased by US$ 41 million or 16.3 % in March 2019, mostly explained by:

US$ 52 million increase in energy purchases attributable to: (i) a US$ 75 million increase due to higher prices for regulated industrial tariffs and hydrological risks and (ii) a US$ 23 million decrease as a result of the conversion effects of the devaluation of the Brazilian Real in relation to the US Dollar.

• 20 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

A US$ 5 million increase in energy transport costs due mainly to lower conversion effects stemming from the devaluation of the Brazilian Real in relation to the US Dollar.

A US$ 6 million decrease in other variable supplies corresponding mainly to the conversion effects stemming from the devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Rio’s staff costs decreased in US$ 3 million, due mainly to lower conversion effects resulting from the devaluation of the Brazilian Real.

Enel Distribución Rio’s other expenses by nature decreased by US$ 1 million due mainly to US$ 6 million lower conversion effects as a result of the devaluation of the Brazilian Real in relation to the US Dollar offset by US$ 2 million from higher costs from civil litigation risks and US$ 3 million from third party services by maintenance.

Energy losses increased by 1.0 p.p. reaching 21.5% in March 2019. As of March 2019, Enel Distribución Río had 2.95 million clients, which represented a decrease of 40,000 as compared to the same period of the previous year.

Enel Distribución Ceará S.A. (ex Coelce): (Lower EBITDA of US$ 27 million, mostly attributable to higher energy purchases).

Enel Distribución Ceará’s operating revenue was in line with last year’s and can be accounted by;

US$ 14 million lower energy sales mainly due to (i) a US$ 35 million decrease due to lower conversion effects stemming from the devaluation of the Brazilian Real in relation to the US Dollar, (ii) US$ 7 million from recognition of tariffs, (iii) US 6 million from lower PIS/COFINS taxes and (iv) US$ 12 million less from low income subsidy. This was partially offset by US$ 46 million increase from energy sales.

Other sales increased by US$ 3 million mainly from higher other sales.

Other service supply increased by US$ 11 million mainly due to US$ 14 million from higher construction revenues stemming from the application of IFRIC12, offset by US$ 3 million from lower conversion effects because of the devaluation of the Brazilian Real.

Enel Distribución Ceará’s operating costs increased by US$ 30 million or 13.8 % in March 2019, mostly explained by (i) a US$ 56 million higher energy purchases due to a higher demand and higher prices for regulated industrial tariffs and (ii) US$ 6 million increase construction costs from the application of IFRIC12 offset by US$ 30 million lower conversion effects due to the devaluation of the Brazilian Real and US$ 2 million from lower toll costs.

• 21 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

Enel Distribución Ceará’s staff expenses decreased by US$ 1 million mainly due to US$ 2 million due to lower conversion effects stemming from the evaluation of the Brazilian Real in relation to the US Dollar offset by US$ 1 million increase in compensations for higher salaries and wages as compared to the same period of the previous year.

Enel Distribución Ceará’s other expenses by nature decreased by US$ 1 million mostly because of US$ 4 million as a result of lower conversion effects stemming from the devaluation of the Brazilian Real in relation to the US Dollar offset by US$ 3 million for higher costs in third party services for line and network maintenance.

Energy losses increased by 0.1 p.p. reaching 13.9 % as of March 2019. Enel Distribución Ceará had 3.91 million clients in March 2019 which represented a 78,000 decrease in new clients as compared to the same period of the previous year.

Enel Distribución Goiás (Ex. Celg): (US$ 37 million higher EBIDTA mainly due to higher physical sales and lower transport and other supply costs.)

Enel Distribución Goiás’ operating revenue increased by US$ 22 million, made up mostly by (i) US$ 69 million from higher energy sales (+231GWh) and tariff increase, (ii) a US$ 5 million from other services to clients and (iii) US$ 2 million from other operating income mainly for services for reconnecting. All the above was offset by US$ 54 million from lower conversion effects stemming from the devaluation of the Brazilian Real.

Enel Distribución Goiás’ operating costs decreased by US$ 15 million explained mainly by the following: (i) US$ 39 million less from conversion effects stemming from the devaluation of the Brazilian Real, (ii) US$ 9 million lower transport costs and (iii) US$ 8 million lower variable supplies and services others corresponding mainly to lower construction costs of the IFRIC 12 contracts. All of the above offset by US$ 41 million attributed to higher energy purchases to cover extra demand.

Enel Distribución Goiás’ staff costs decreased by US$ 3 million mainly due to lower conversion effects stemming from the devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Goiás’ other expenses by nature increased by US$ 3 million mainly explained by the US$ 9 million higher costs for meter reading services and client assistance offset by US$ 6 million from lower conversion effects corresponding to the devaluation of the Brazilian Real.

Energy losses decreased by 0.8 p.p. reaching 11.1 % as of March 2019. As of March 2019, Enel Distribución Goiás had 3.04 million clients which represented an increase of 99,000 new clients as compared to the same period of the previous year.

• 22 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

Enel Distribución Sao Paulo: (former Eletropaulo sociedad entered into the consolidation perimeter as of June 2018. US$ 112 EBITDA)

Enel Distribución Sao Paulo’s operating revenue was US$ 915 and can be accounted for as follows: (i) US$ 766 million in energy sales equivalent to 11,142 GWh of physical sales, (ii) other service provision of US$ 87 million corresponding to revenue from toll services and (iii) US$ 62 million from other operating income of which US$ 53 million is mainly explained by the construction revenues related to the IFRIC12 contracts and US$ 9 million from the revenue from client fines.

Enel Distribución Sao Paulo’s operating costs were of US$ 696 million and can be accounted for as follows: (i) US$ 540 from higher energy purchases, (ii) US$ 103 million transport cost and (iii) other variable provisions and services totalling US$ 53 million explained by the construction costs related to the IFRIC12 contracts.

Enel Distribución Sao Paulo’s staff costs correspond to US$ 56 million.

Enel Distribución Sao Paulo’s other expenses by nature correspond to US$ 51 million due mainly to higher service costs for the maintenance of lines, networks and other services.

Energy losses during March 2019 reached 9.5%. As March 2019, Enel Distribución Sao Paulo’ had 7.23 million clients.

• 23 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

Colombia

EBITDA of our subsidiary Codensa in Colombia reached US$ 124 million in March 2019, which represents a US$ 8 million increase in relation to the same period of the previous year. The main variables that explain such increase in the 2018 results are described below:

Codensa S.A.: (US$ 8 million higher EBITDA mostly explained by higher energy sales due to higher average sale prices).

Codensa’s operating revenue increased by US$ 11 million or 2.8 % in March 2019 because of (i) a US$ 5 million increase of +96 GWh of physical sales, (ii) a US$ 35 million increase mainly due to higher average prices of energy, (iii) a US$ 6 million increase due mainly to posts, ducts, lines, network and infrastructure rental. The above was partially offset by US$ 35 million from lower conversion effects stemming from the 9.6% devaluation of the Colombian peso in relation to the US Dollar.

Codensa’s operating costs increased by US$ 5 million or 1.9 % in March 2019, mainly explained by (i) a US$ 22 million increase in higher energy purchase of which US$2 million are linked to higher physical sales (+11 GWh) and US$ 20 million related to higher average energy sale prices and (ii) a US$ 4 million increase in transportation costs. The above was partially offset by US$ 21 million from lower conversion effects stemming from the 9.6% devaluation of the Colombian peso in relation to the US Dollar.

Codensa’s staff expenses decreased by US$ 1 million as a consequence of a US$ 2 million decrease stemming from the devaluation of the Colombian Peso offset by US$ 1 million increase in salaries and wages as compared to the same period of the year before.

Codensa’s other expenses by nature decreased by US$ 1 million mainly as a consequence of US$3 million decrease stemming from the devaluation of the Colombian peso in relation to the US Dollar offset by a US$ 2 million increase in service costs for the maintenance of lines and networks.

Energy losses in March 2019 decreased by 0.1 p.p. and reached 7.8%. Codensa had 3.46 million clients as of March 2019 which represents an increase of 100,000 new clients, as compared to the same period of the previous year.

• 24 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

Peru

EBITDA of our Enel Distribución Perú S.A. subsidiary reached US$ 70 million in March 2019 which represents as US$ 14 million increase in relation to the same period of the previous year.

Enel Distribución Perú S.A. (former Edelnor): (US$ 14 million higher EBITDA mainly due to higher energy sales and tariff increases).

Enel Distribución Perú’s operating revenue increased by US$ 10 million due to a US$ 16 million increased energy sales of which US$ 11 million come from a tariff increase, US$ 5 million increase in physical sales equivalent to (+130 GWh) offset by a US$ 6 million decrease due to lower conversion effects stemming from the 2.6% devaluation of the Peruvian sol in relation to the US Dollar.

Enel Distribución Perú’s operating costs decreased by US$ 5 million mostly explained by a US$ 2 million decrease in variable costs corresponding to line connections and maintenance charges and a US$ 3 million decrease due to lower conversion effects stemming from the devaluation of the Peruvian sol in relation to the US Dollar.

Enel Distribución Perú’s staff expenses were in line with last year’s.

Enel Distribución Perú’s other expenses by nature increased by US$ 1 million mainly from work by different contractors.

Energy losses in March 2019 decreased by 0.2 p.p. reaching 8.0%. Enel Distribución Perú had 1.43 million clients in March 2019, which represents an increase of 26,000 new clients, as compared to the same period of the previous year.

• 25 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

The following table shows, by segment and by country, a summary of EBITDA, Depreciation Expenses, Amortization and Impairment, and EBIT for the subsidiaries of the Enel Américas Group during the periods ended as of March 31, 2019 and 2018.

	As of March 31, 2019			As of March 31, 2018
Segment	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	(Million US$)

Generation and Transmission
Argentina	62	(14)	48	55	(12)	43
Brazil	123	(10)	113	106	(9)	97
Colombia	176	(18)	158	176	(19)	157
Peru	74	(17)	57	76	(18)	58
Total Generation and Transmission	435	(59)	376	413	(58)	355

Distribution
Argentina	9	(25)	(16)	91	(14)	77
Brazil	296	(155)	141	166	(73)	93
Colombia	124	(33)	91	116	(31)	85
Peru	70	(15)	55	56	(14)	42
Total Distribution	499	(228)	271	429	(132)	297
Less: consolidation adjustments and other activities	(25)	-	(25)	(22)	-	(22)
Total Consolidated Enel Américas	909	(287)	622	820	(190)	630

Depreciation, Amortization, Impairment

Depreciation, amortization and impairment totaled US$ 287 million in March 2019, which represents a US$ 97 million increase in relation to the same period of 2018.

Depreciation and amortization was US $ 238 million as of March 2019, representing a US$ 71 million increase in relation to  the same period of the previous year.

The above originates mainly from (i) a US$ 64 million increase in the Enel Brasil Group from the incorporation of Enel Distribución Sao Paulo into the Consolidation perimeter totalling US$ 52 million and a US$ 11 million depreciation in Enel Distribución Rio due to higher activations, (ii) US$ 7 million increase in Edesur due to higher depreciation mainly from the applications of IAS 29.

At the same time, impairment losses reached US$ 49 million in March 2019, representing a US$ 26 million net decrease in relation to the same period of 2018, which can be mainly explained by the following:

Increased impairment losses in (i) US$ 19 million in Enel Brasil Group mainly due to the incorporation of Enel Distribución Sao Paulo into the consolidation perimeter which contributed US$ 18 million, (ii) US$ 2 million in Codensa in increased impairment losses of accounts receivable, (iii) US$ 8 million in Edesur for losses in accounts receivable offset by US$ 4 million in lower conversion effects due to the devaluation of the Argentine peso in relation to the US Dollar and due to the application of IAS 21 in a hyperinflationary economy.

At the depreciation, amortization and impairment level of to the Argentine subsidiaries as a result of the application of IAS 21 in hyperinflationary economies, there was a US$ 3 million positive effect and a US$ 17 million negative effect from the application of IAS 29.

• 26 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

The following table shows the consolidated non-operating income from continued activities for the periods ended March 31, 2019 and 2018:

NON OPERATING INCOME CONTINUING OPERATIONS

	As of March 31
	2019	2018	Variation	Variation
	(US$ million)%
Financial Income
Argentina	22	25	(3)	(12.0)
Brazil	88	42	46	109.5
Colombia	3	6	(3)	(50.0)
Peru	2	2	-	-
Consolidation adjustments and other activities	4	(2)	6	282.2
Total Financial Income	119	73	46	63.0
Financial Costs
Argentina	(68)	(70)	2	2.9
Brazil	(219)	(74)	(145)	(195.9)
Colombia	(39)	(47)	8	17.0
Peru	(9)	(8)	(1)	(12.5)
Consolidation adjustments and other activities	(7)	(4)	(3)	(75.0)
Total Financial Costs	(342)	(203)	(139)	(68.4)
Foreign currency exchange differences, net
Argentina	35	20	15	(75.0)
Brazil	-	(12)	12	(100.0)
Colombia	-	-	-	(100.0)
Peru	(1)	-	(1)	(100.0)
Consolidation adjustments and other activities	14	(5)	19	374.9
Total Foreign currency exchange differences, net	48	3	45	(1,297.4)
Gain (Loss) for indexed assets and liabilities	25	-	25	100.0
Net Financial Income Enel Américas	(150)	(127)	(23)	(17.7)

	As of March 31
	2019	2018	Variation	Variation
Other Gain (Losses)	(US$ million)%
Argentina	-	-	-	-
Brazil	-	1	(1)	(100.0)
Colombia	-	-	-	-
Peru	-	-	-	-
Menos: Ajustes de consolidación y otras actividades de negocio	-	-	-	-
Total Other Gain (Losses)	-	1	(1)	(100.0)
Share of profit (loss) of associates accounted for using the equity method:
Argentina	-	-	-	-
Brazil	-	-	-	-
Colombia	-	-	-	-
Peru	-	-	-	-
Less: consolidation adjustments and other activities	-	-	-	-
Total Share of profit (loss) of associates accounted for using the equity method	-	-	-	-

Total Non Operating Income	-	1	(1)	(100.0)

Net Income Before Taxes	472	504	(32)	(6.3)
Income Tax
Enel Américas (holding)	3	-	3	100.0
Argentina	3	(32)	35	(109.4)
Brazil	(60)	(37)	(23)	(62.2)
Colombia	(70)	(75)	5	6.7
Peru	(32)	(27)	(5)	(19.4)
Total Income Tax	(156)	(171)	15	9.0
Net Income after taxes	316	333	(17)	(5.0)
Profit (Loss) from discontinued operations, after taxes	-	-	-	-
Net Income	316	333	(17)	(5.0)
Net Income attributable to owners of parent	204	221	(17)	(7.7)
Net income attributable to non-controlling interest	112	112	0	-

• 27 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

Financial Results

Financial income reached a US$ 150 million loss as of March 2019, which represents a US$ 23 million decrease in relation to March 2018. The foregoing is mostly explained by:

(a) Higher financial income of US $ 46 million as of March 2019 mainly attributable to (i) a US$ 32 million due to the incorporation of Enel Distribución Sao Paulo into the consolidation perimeter that correspond mainly to the recognition of interest income from the IFRIC 12 contracts of US$ 12 million, US$ 4 million in accrued interests for cash deposits and legal deposits and US$ 16 million in commercial account receivable interests, (ii) US$ 22 million in Enel Generación Fortaleza from the financial update of PIS/COFINS taxes receivable (iii) US$ 9 million from lower income in Enel Distribución Rio, mainly from a decrease in the update of financial assets.

At the financial income level for Argentine subsidiaries due to the application of IAS 21 in hyperinflationary economies a US$ 3 million negative effect took place and a US$ 1 million positive effect as a result of the application of IAS 29 due to inflation.

(b) US$ 139 increase in financial expenses mainly attributable to: (a) US$ 64 million higher expenses due to the incorporation of Enel Distribución Sao Paulo into the consolidation perimeter that correspond mainly to the US$ 20 million of its financial debt, US$ 14 million of financial update of civil provisions, update US$ 22 million of post-employment provisions and other expenses of US$ 8 million, (ii) US$ 58 million higher financial expenses in Enel Brasil related to Enel Finance International from the purchase of Enel Distribución Sao Paulo, (iii) higher expenses in Enel Distribución Rio of US$ 4 million, mainly from bank fees, (iv) US$ 2 million in higher expenses in Enel Distribución Ceará, mainly bank fees, and (v) US$ 4 million in higher expenses in Enel Distribución Goiás from a bank debt.

At the financial expenses level for Argentine subsidiaries due to the application of IAS 21 in hyperinflationary economies there was a US$ 8 million negative effect a US$ 2 million positive effect as a result of the application of IAS 29 due to inflation.

(c) a US$ 25 million increase in results from readjustments correspond to the profit generated by the application of IAS 29 in Argentina and reflect the net balance arising from implementing inflation to non-monetary assets and liabilities and result accounts that are not determined on a current basis converted to US Dollars at year-end Exchange rate.

(d) US$ 45 million improved results in exchange rate differences arising from mainly: (i) a US$ 23 difference of positive exchange related to accounts receivables in foreign currency for VOSA credits in Argentina, from the Enel Generaciónel Chocón S.A. subsidiary of US$ 16 million, US$ 4 million from Central Dock Sud and US$ 3 million from Enel Generación Costanera S.A. all net of the application of IAS 21 to hyperinflationary economies, (ii) US$ 7 million positive exchange rate differences in Cammesa in accounts receivable and (iii) US$ 19 million in positive exchange rate in Grupo Enel Brasil related to Enel Cien accounts receivable from Argentine subsidiaries CTM and TESA.

• 28 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

This was partially offset by the US$ 7 million in a foreign currency debt with Mitsubishi of our subsidiary Enel Generación Costanera S.A net of the application of IAS 21 in hyperinflationary economies.

At the exchange rate difference level for Argentine subsidiaries due to the application of IAS 21 in hyperinflationary economies there was a US$ 4 million negative effect.

Corporate taxes

The gains tax levied on companies’ profits increased its loss by US$ 15 million, or 9 % in March 2019, which is mainly explained by (i) a US$ 8 million lower spending in taxes in Enel Generación el Chocon manly explained by lower conversion effects stemming from the devaluation of the Argentine Peso in relation to the US Dollar, (ii) US$ 18 million lower expenditure in Central Dock Sud accounted for mainly by a tax benefit of US$ 15 million originating from the revaluation for its assets and non-monetary tax liabilities and US$ 3 million from lower conversion effects, (iii) US$ 15 million less spending in Edesur of which US$ 9 million are explained by lower financial results and US $ 6 million by lower conversion effects, (iv) US$ 2 million less taxes in Codensa and US$ 3 million in Emgesa mainly from lower conversion effects originating in the devaluation of the Colombian peso in relation to US Dollar, and (v) US$ 6 million in Enel Distribución Ceará from lower financial results.

This was partially offset higher tax expense in (i) Enel Distribución Goiás totalling US$ 21 million of which US$ 14 million are accounted by improved financial revenue and US$ 7 million from lower tax benefits and (ii) US$ 16 million improved financial revenue in Enel Generación Fortaleza.

At the tax level for Argentine subsidiaries due to the application of IAS 21 in hyperinflationary economies there was a US$ 1 million negative effect and a US$ 7 million negative effect as a result of the application of IAS 29 due to inflation.

• 29 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

ANALYSIS OF THE FINANCIAL STATEMENT

Assets
	March 2019	December 2018	Variation	Variation
	(US$ million)%

Current Assets	6,987	6,384	603	9.4
Non current Assets	21,038	21,012	26	0.1

Total Assets	28,025	27,396	629	2.3

Enel Américas’ total assets as of March 31, 2019 increased by US$ 629 million as compared to the total assets held on December 31, 2018, mainly as a result of:

       Current assets increased by US$ 603 million, equivalent to 9.4%, mostly explained by:

A US$ 21 million increase in cash and cash equivalents, composed mostly of (i) a US$ 291 million cash increase corresponding to collections for sales and supply of services net of payments to suppliers and other payments, (ii) a US$ 95 million increase of flows from financing activities corresponding to: US$ 971 million in loans of which US$ 341 were bank credits, US$ 562 million were bonds and US$ 69 million by other financial debts, offset by payments of loans of US$ 617 million, of which US$ 239 million corresponded to bank loans, US$ 287 million bonds and US$ 91 million to other financial debts, payments interests of US$ 123 million and dividend payments of US$ 136 million, (iii) a US$ 360 million decrease of flows from investment activities, which are: US$ 398 million in payments of purchases of property, plant and equipment and intangibles, US$ 16 million in payments of other outflows offset by US$ 42 million in interest received and US$ 12 million in debt collections and finally (iv) less US$ 5 million in exchange rate effect.

•         A US$ 91 million increase in other current non-financial assets mainly consisting of VAT tax credit increase of US$ 47 million, US$ 11 million advance payments, US$ 23 million energy efficiency services in Brazilian subsidiaries and others of US$ 10 million.

•         A US$ 486 million increase in commercial receivables and other current accounts receivable corresponding mainly to (i) Enel Distribución Río  US$ 208 million, corresponding to US$ 96 million transfers from long-term, US$ 31 million in tariff review increase and US$ 81 million lower assignment of receivables, (ii) Enel Distribución Sao Paulo of US$ 86 million, of which US$ 207 correspond to transfers from long-term, US$ 13 million higher incomes from tariffs offset by US$ 134 million from sector assets and liabilities settlements, (iii) Enel Distribución Goiás of US$ 13 million, mainly US$ 43 million from long-term transfers offset by US$ 30 million lower effects of sector assets and liabilities, (iv) Enel Generación Fortaleza of US$ 17 million, mainly from higher energy sales, (v) Enel Distribución Ceará of US$ 19 million, mainly because of increased accounts receivable, (vi) Edesur of US$ 39 million, corresponding to increase credits receivable totalling US$ 73 million, offset by US$ 34 million corresponding to the conversion effects stemming from the devaluation of the Argentine Peso (vii) Enel Generación El Chocón US$28 million, which are explained by transfer from long-term account receivable from VOSA, (viii) Enel Generación Costanera of US$46 million, corresponding to higher accounts receivables from     Cammesa due to domestic inflation and (ix) Codensa US$8 million from a higher turnover of commercial receivables.

• 30 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

       A US$ 26 million increase of Non-current assets equivalent to 0.1%, mainly due to:

•         A US$ 49 million increase in Other non-current financial assets mainly due to an increase in accounts receivable as a result of the termination of IFRIC 12 in the Brazilian subsidiaries.

•         A US$ 185 million decrease in commercial receivables and other non-current receivables mainly from regulatory assets receivables in our Brazilian subsidiaries, mainly for transfer to short term.

•         A US$ 162 million increase in Property, plants and equipment mostly comprised of (i) a US$ 146 million increase of new investments, (ii) a US$ 75 million in initial value for the application of IFRS 16, (iii) US$151 million other increases as a result of the application of IAS 29 in our Argentine subsidiaries, and (iv) US$ 6 million in other increases. This was partially offset by (i) a US$ 96 million decrease in the conversion effects of different functional currencies of the subsidiaries to the US dollar, (ii) US$ 118 million loss in depreciation and impairment loss and (iii) other outflows and transfers totaling US$ 2 million.

Liabilities and Equity
	March 2019	December 2018	Variation	Variation
	(US$ million)%

Current Liabilities	9,682	9,650	32	0.3
Non Current Liabilities	9,405	8,914	491	5.5

Total Equity	8,938	8,832	106	1.2
attributable to owners of parent company	6,918	6,724	194	2.9
attributable to non-controlling interest	2,020	2,108	(88)	-4.2

Total Liabilities and Equity	28,025	27,396	629	2.3

Enel Américas’ total liabilities and equity as of March 31 , 2019 increased by US$ 629 million as compared to the total liabilities and equity as of December 31, 2018, mostly attributable to

       Current liabilities increased by US$ 32 million, explained mainly by:

A US$ 114 million decrease in Other current financial liabilities basically explained by (i) a US$ 42 million decrease in Enel Distribución Río  fom a US$ 89 million decrease in Bank loans, net of the increase in accrued interest and transfers from long term, (ii) a US$ 49 million decrease in Codensa, mainly from the payments of bank loans and bonds (iii) a US$ 136 million decrease in Emgesa for the payment of bonds net of accrued interests and (iv) a US$ 38 million decrease in Grupo Enel Peru mainly from the payments of bank credits. This was partially offset by (i) a US$ 129 million increase in Enel Distribución Sao Paulo mainly from the US$ 130 million debt increase from a bond emission including accrued interests, transfers from long term plus the effect of the application of IFRS 16 totaling US$ 11 million,

• 31 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

(ii) a US$ 9 million increase in Enel Distribución Goiás, mainly an increase in bond issuance of US$ 56 million, including accrued interest and transfers from long-term, plus the effect of the application of IFRS 16 of US$4 million net of payments for bonds and bank loans of US$97 million and (iii) a US$ 10 million increase in Enel Americas from accrued interests during the period.

•         A US$ 201 million increase in Commercial accounts and other current accounts payable which is essentially explained by (i) a US$ 152 million increase in Enel Distribución Sao Paulo mainly to supplies of energy purchase, transfers from long term and US$ 69 million as a reclassification from provisions as a consequence of the end of litigation with Eletrobras, (ii) a US$ 107 million increase in Enel Distribución Río from provisions for energy purchases and sector liabilities. The above was partially offset by a decrease in Enel Distribución Ceará of US$47 million, mainly from lower accounts payable with energy purchase supplies.

•         A US$ 17 million increase in accounts payable to current related entities mainly for accrued interests for debts due to Enel Finance International.

•         A US$ 69 million decrease in other current provisions mainly due to (i) a US$ 63 million decrease in Enel Distribución Sao Paulo which corresponds to the transfer of the debt of Eletrobrás to commercial accounts payable and (ii) a US$ 6 million decrease in Emgesa, mainly from environmental liabilities transfer to long term.

       Non-current liabilities increased by US$ 491 million, equivalent to a 5.5 % variation mostly attributable to:

•         A US$ 590 increase in Other financial non-current liabilities (financial debt and derivatives) mostly explained by (i) US$ 164 million debt increase of Enel Distribución Ceará  for the emission of US$ 169 million in bonds, net of short term transfers plus the effect of the initial application of IFRS 16 of US$3 million and (ii) a US$ 95 million increase in Enel Distribución Río from new loans totaling US$ 130 million, net of short term transfers  plus US$ 3 million from the effect of the initial application of IFRS 16, (iii) a US$ 108 million increase in Enel Distribución Goiás mainly explained by new loans amounting to US$ 147 million, net of short term transfer and the conversion effect plus the effect of the initial application of IFRS 16 totaling US$4 million, (iv) a US$ 20 million increase in Enel Distribución São Paulo, mainly because of the effects of the initial recognition of IFRS 16 for US$ 24 million net of conversion effects, (v) a US$ 29 million increase in Emgesa mainly due to the effects of the devaluation of the Colombian Peso and the effects of the initial application of IFRS 16 of US$ 2 million and (vi) a US$ 170 million increase in Codensa, mainly from new bond emission totaling US$ 153 million, net of short term transfers and the conversion effects of the Colombian Peso plus US$ 6 million from the effect of the initial application of IFRS 16.

• 32 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

•         A US$ 242 increase in commercial accounts and other non-current accounts payable which is explained mainly by US$ 290 million in Enel Distribución Sao Paulo mainly due to a reclassification from provisions totalling US$ 323 million, as a consequence of the termination of the litigation with Eletrobrás, less transfers to short term and conversion effects. This was partially offset by a US$ 39 million decrease in Enel Distribución Goiás mainly due to short term transfer of regulatory liabilities, net of conversion effects and Edesur of US$ 14 million, mainly due to the effects of the devaluation of the Argentine Peso.

•         A US$ 307 million decrease in other non-current provisions mostly explained by US$ 318 million in Enel Distribución Sao Paulo due to the transfer of the debt with Eletrobrás to commercial accounts payable net of the conversion effects offset with US$ 7 million increase in Emgesa from short term transfer of environmental liabilities.

•         A US$ 15 million increase of deferred tax liabilities which is explained mainly by the conversion effects that occur in the different subsidiaries of Enel Américas.

•         A US$ 12 million decrease in provisions of benefits to non-current employees which is mainly explained by Enel Distribución Sao Paulo and Enel Distribución Río for payments made during the period net of financial updates.

The Company’s Total Equity increased by US$ 106 million, mostly attributable to:

Equity attributable to the property (shareholders) of the controller increased by US$ 194 million mostly due to (i) increase in profits for the period totalling US$ 204 million. This was offset by (i) a US$ 10 million decrease in other negative reserves, which is explained by the conversion difference of US$ 82 million, offset by a US$ 1 million increase in the reserve of cash flows and a US$ 71 million increase in other reserves mainly corresponding to the adjustment for inflation on the equity accounts of the Argentine subsidiaries.

Non-controlling shareholdings decreased by US$ 88 million mostly explained by (i) a US$ 230 million decrease for dividend payment and (ii) a US$ 10 million decrease in comprehensive results. The above was offset by (i) US$ 112 million profit increase during the period and (ii) a US$ 40 million increase in other reserves corresponding mainly to the adjustment for inflation on the equity accounts of the Argentine subsidiaries.

• 33 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

The development of the main financial indicators is as follows

Indicator		Unit	03/31/2019	12/31/2018	12/31/2018	Change	% Change

Liquidity	Current liquidity	Times	0.72	0.66		0.06	9.1%
	Acid ratio test (1)	Times	0.68	0.63		0.06	9.3%
	Working Capítal	MMUSD	(2,695)	(3,267)		572	(17.5%)
Leverage	Leverage	Times	2.14	2.10		0.0	1.6%
	Short Term Debt	%	50.7%	52.0%		(1.3)	(2.4%)
	Long Term Debt	%	49.3%	48.0%		1.3	2.6%
	Financial Expenses Coverage (2)	Times	3.38		4.08	(0.70)	(17.2%)
Profitability	Operating Income/Operating Revenues	%	17.4%		22.5%	(5.1)	(22.9%)
	ROE (annualized)%		17.3%		13.0%	4.3	33.4%
	ROA (annualized)%		6.3%		7.1%	(0.8)	(10.7%)

(1) Current assets net from inventories
(2) Considers EBITDA divided by financial expenses

The Company’s Current liquidity as of March 31, 2019 reached 0.72 times, showing a 9.1 % increase in relation to December 2018 mostly explained by increased current assets.

The Company’s Acid test as of March 31, 2019 reached 0.68 times, showing a 9.3 % increase in relation to December 31, 2018, explained by increased current assets.

The Company’s Working capital as of March 31, 2019 reached US$ 2,695 million, representing an improvement in relation to December 31, 2018 mostly explained by increased current assets.

The Company’s Leverage (indebtedness ratio) stood at 2.14 times as of March 31, 2019, a 1.6 % increase in relation to December 31, 2018.

The Hedging of financial costs as of the period that ended on March 31, 2019 was 3.38 times, which represents a 17.2 % decrease as compared to the same period of the previous year, mainly because of higher financial expenses.

The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues decreased by 17.4 % on March 31, 2019.

The Return-on-equity of the controller’s property owners (shareholders) reach 17.3%, which represents an increase of 33.4% as a result of the increase in the application of new IAS 29 net of a decrease in the result attributable to the owners compared to the previous period.

The Return-on-assets stood at 6.3% as of March 31, 2019 which represents a 10.7% reduction mostly due to income decrease for the period in relation to the same period of the year before.

• 34 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

MAIN CASH FLOWS

The Company’s net cash flows reached US$ 26 million as of March 2019, which represents a US$ 293 million increase in relation to the same period of the previous year. The main variables on account of the flows of the operation, investment and financing activities that explain this decrease in net cash flows, as compared to the same period of 2018, are described below:

Net Cash Flow
	March 2019	March 2018	Variation	Variation
	(US$ million)%

From Operating Activities	291	129	162	125.6%

From Investing Activities	(360)	(372)	12	(3.2%)

From Financing Activities	94	(24)	118	(491.7%)

Total Net Cash Flow	26	(267)	293	(109.7%)

The net cash flows stemming from operating activities totaled US$ 291 million as of March 2019, representing a 125.6 % increment in relation to the same period of the previous year. This variation is mostly explained by an increase in the type of collections for operation activities mainly in (i) a US$ 1,185 million increase in collections from the sale and provision of services, (ii) a US$ 19 million higher others collection for operations activities, (iii) US$ 2 million less for royalties and commissions and (iv) US$ 19 million less from charges related to premiums, services, annual fees and other benefits from endorsed policies.

The above was partially offset by the type of cash payments from operations mainly in (i) US$ 399 million more in payments to suppliers for the supply of goods and services, (ii) US$ 38 million more in payments to and on behalf of employees, (iii) US$ 636 million more in other payments for operation activities (iv) US$ 4 million less in income tax payments and (v) US$ 48 million less in other cash outgoings.

The net cash flows coming from (used in) investment activities were outflows totaling  US$ 360 million as of March 2019 explained mainly by (i) a US$ 247 million payment for the incorporation of properties, plants and equipment , (ii) a US$ 152 million payment for the incorporation of intangible assets, (iii) a US$ 3 million payment arising from future contracts, term deposits , options and swaps, (iv) US$ 49 million in the redemption from investment payments of > 90 days, (v) other outflows totalling US$ 16 million. These cash investment outflows were offset by (i) US$ 43 from interest received and (ii) US$ 61 million from the redemption from investment payments of > 90 days and (iii) US$ 3 million from other income.

The net cash flows coming from (used in) financing activities were inflows totaling US$ 94 million as of March 2019, coming mainly from (i) loans totaling US$ 971 million, of which bank loans account for US$341 million, bonds US$ 562 million and others US$ 69 million. This was partially offset by (i) loan payments totaling US$ 606 million, made up of US$ 239 million from bank loans, US$ 287 million for bonds and US$ 80 million from other payments, (ii) US$ 136 million in dividend payments to third parties, (iii) a US$ 123 million in payment of interests, (iv) US$ 10 million in payments of lease liabilities, and (v) US$ 2 million other payments.

• 35 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

Below we present the Disbursements of the Incorporation of Properties, Plants and Equipment and their Depreciation for the periods ended in March 2019 and 2018.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	2019	2018	2019	2018

Enel Generación Chocón S.A.	0	0	4	1
Enel Generación Costanera S.A.	1	13	3	8
Emgesa S.A.E.S.P.	25	19	18	19
Enel Generación Perú S.A.	13	9	13	13
Enel Distribución Goiás (Celg)	32	51	21	22
EGP Cachoeira Dourada S.A.	0	0	2	2
Enel Generación Fortaleza	1	3	6	3
Enel Cien S.A.	0	0	2	4
Enel Distribución Sao Paulo S.A.	58	-	52	-
Edesur S.A.	51	45	12	5
Enel Distribución Perú S.A.	47	21	14	13
Enel Distribución Rio (Ampla) (*)	36	40	34	23
Enel Distribución Ceará (Coelce) (*)	43	44	16	15
Codensa S.A.	87	83	30	30
Enel Trading Argentina S.R.L.	-	-	0	0
Central Dock Sud S.A.	1	0	7	4
Enel Generación Piura S.A.	1	3	3	4
Holding Enel Americas y Sociedades de Inversión	1	2	2	1

Total	398	333	238	167

(*) Includes intangible assets concessions

• 36 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS SA GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Las actividades del grupo están sujetas a una amplia reglamentación medioambiental que Enel Américas cumple de manera permanente. Eventuales modificaciones que se introduzcan en estas materias, podrían afectar las actividades, situación económica y el resultado de las operaciones.

Enel Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

       Public authorities will approve such environmental impact studies;

       Public opposition will not derive in delays or modifications to any proposed project;

       Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Group’s Commercial activity has been planned in order to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity.

• 37 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.

Depending on weather conditions, differences may arise in the margins obtained by the business.

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies that are part of the Enel Américas Group are exposed to certain risks managed through the application of systems of identification, measurement, limitation of concentration and supervision.

Among the basic principles defined by the Group when establishing risk management policies are the following:

-    Compliance with the good corporate governance standards.

-    Strictly compliance with the Group’s whole regulatory system

-    Each business and corporate area define:

                               I.    The markets in which it can operate according to the knowledge and capacity that are sufficient to guarantee efficient risk management.

                                II.   Criteria related to counterparts.

                              III.   Authorized operators.

-       For each market in which they operate business and corporate areas establish their predisposition to risk consistent with the defined strategy.

-        All operations of corporate areas and business operate within the limits approved in each case.

-       Business, corporate areas, lines of business and companies establish risk management controls to ensure that markets transactions are carried out in accordance with the policies, standards and procedures of Enel Américas.

• 38 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

21.1 Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enel Américas Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

Gross position:

	03-31-2019%	12-31-2018%
Fixed Interest Rate	54%	59%

21.2 Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-       Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-       Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-       Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-       Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

• 39 •

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

21.3 Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-              Fuel purchases in the process of electric energy generation.

-              Energy purchase and sale in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of March 31, 2019, there were operations of energy futures purchase agreements in place for the amount of 3.96 GWh. Said purchases support energy sale contracts on the wholesale market. As of March 31 2019, 5.59 GWh in sale contracts and 1.32 GWh energy futures purchases have been settled.

As of December 31, 2018, there were contracts for the purchase of energy futures in place for 5.28 GWh. Said purchases support an energy sale contract in the wholesale market. As of 31 December 2018, 10.92 GWh in sale contracts and 7.2 GWh energy futures purchases have been settled.

21.4 Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives (see notes 20 and 22).

As of March 31, 2019, the Enel Américas Group held a liquidity position of MUS$ 1,926 million in cash and other equivalents and US$ 650 million in long-term credit lines available unconditionally. As of December 31, 2018, the Enel Américas Group’s liquidity position amounted to US$ 1,904 million in cash and cash equivalents and US$ 1,000 million in unconditionally-available long-term lines of credit.

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ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

21.5 Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit risk evaluation and control process; which, to be sure, is just as limited.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions (inasmuch as possible with a risk classification of investment grade or equivalent) with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

21.6 Risk Management

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-               Financial debt.

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ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

-               Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the positions portfolio, in relation to the Chilean peso, which includes:

-               The USS Libor rate of interest.

-              The various currencies in which our companies operate, the habitual local indices of bank practices.

-               The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Taking into account the aforementioned hypotheses, the Value at Risk of the above-discussed positions one quarter out is US$ 699 million.

This value represents the potential increment of the debt and derivatives portfolio; therefore, this value at risk is intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other risks

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enel Américas is subject to cross-default provisions. If certain defaults (non-complying) are not indeed remedied, they may result in a cross default situation and certain liabilities of Enel Américas may eventually become callable.

The non-payment of debt following any applicable grace period of any debt of Enel Américas either individual or of any important subsidiary (as defined by contract), of a capital amount in excess of US$ 150 million, may lead to the forced acceleration payment of the bank credit pursuant the law of the State of New York. In addition, this appropriation contains provisions according to which certain events other than non-payment, in Enel Américas, such as bankruptcy, insolvency, court ordered judgments adverse amounting to more than US$150 million, among others, could result in the declaration of acceleration of those credits.

The non-payment of debt following any applicable grace period of any debt of Enel Américas either individual or of any important subsidiary with an unpaid capital whose amount is in excess of US$ 150 million, or its equivalent in other currencies, may lead to the forced acceleration payment of a substantial part of the Yankee Bonds.

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ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

Finally, in the case of local bonds, credit lines and international syndicated loan of Enel Américas, the early payment of these debts, it triggered only by breach of the issuer or debtor, i.e. Enel Américas not referring to their foreign subsidiaries. In the case of local bonds, the cross default may be triggered in cases where the amount in arrears exceeding 3% of Total Consolidated Assets, either on an individual debt or debt at the aggregate level. In the case of local lines and international syndicated loan, the default cross is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the expiration of grace periods are met. These lines have not been paid.

There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of Enel Américas by risk classification agencies may generate an obligation to make debt prepayments.

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ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF MARCH 31 2019

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 4.d of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions similar to those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ Consolidated Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
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Title: Chief Executive Officer

Date: April 25, 2019